Dejour Improves Kokopelli Liquids Contract Value

Vancouver BC, March 25, 2014 – Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, advises that effective April 1, 2014 it has revised its arrangements for processing its Piceance Basin Kokopelli natural gas production. Under the modified contracts DEJ will maintain its dedication commitment to Williams Field Services Company, LLC (Williams) now for the duration of a 15 year contract, but will be relieved of its obligation to deliver the current production to Williams until Williams can accept Dejour’s gas at their yet to be completed Parachute Creek Cryogenic plant, expected by July 1, 2016.

In the interim, Dejour will deliver its gas and liquids through the Enterprise Gas Processing, LLC (Enterprise) system to the Enterprise Meeker cryogenic processing plant where Dejour will receive significantly improved value for the residue and natural gas liquids attributable to the Dejour gas production. Under this arrangement, it is estimated that the volume of natural gas liquids recovered from the Dejour gas stream will improve by more than a factor of four times, even if Dejour elects to operate in an ethane rejection mode in its Enterprise contract. To illustrate, at a $4.00/MMBtu price for residue gas and at current prices for natural gas liquids, this enhancement is expected to result in more than a 20% improvement in the net value (after all costs, taxes etc.) realized by Dejour for its wellhead production.

Upon completion of the Williams Parachute Creek plant in 2016, the Company expects natural gas liquids yields to be comparable to those realized through Enterprise under these interim arrangements.

Dejour is thankful to Denver based EnVent Energy for its assistance in negotiating these contracts.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (approximately 71,500 net acres) and Peace River Arch regions (approximately 7,500 net acres), maintaining offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Follow Dejour Energy’s latest developments on:
Facebook http://facebook.com/dejourenergy and Twitter @dejourenergy